

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: Focus Impact Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 7, 2024**
> **File No. 333-275871**

Dear Carl Stanton:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 7, 2024

Information about DevvStream
Devvio Agreement, page 233

1. We note your response to prior comment 4 and reissue our comment in its entirety. Please tell us:
   • the nature of the relationship between the DevvStream, the Core Company Securityholders and affiliates;
   • any transactions between them, however, nominal; and
   • any control relationship and the effect of such control relationship between the entities.

Refer to ASC 850-10-50.

2.   We note your response to prior comment 5. Our understanding is that a platform token is used to facilitate transactions and interactions within a specific blockchain-based platform and that such tokens are created and distributed by the developers of the ecosystem and can be used to access various decentralized services, features, and resources within the platform's ecosystem. Please reconcile the statement, "no shard requires the use of DevvE" with the April 9, 2024 statement by DevvE that indicates that DevvE is the only platform token for the DevvX Layer 1 blockchain.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson